FORM 5 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported / / Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person to Issuer (Check all applicable)
	Oaktree Capital Management, LLC				Coho Energy, Inc. (CHOH.OB)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	333 South Grand Avenue, 28th Floor						December 31, 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable line) X Form filed by One Reporting Person Form filed by More than
	Los Angeles, CA 90071								One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)								(Instr. 3 and 4)
							Amount	(A) or (D)	Price

	Common Stock, par value $0.01 per share		5/1/01		J4(1)		52,231	D	N/A		4,366,885(2)(3)		I		See(2)

	Common Stock, par value $0.01 per share		8/2/01		J4(1)		25,091	D	N/A		4,366,885(2)(3)		I		See(2)

	Common Stock, par value $0.01 per share		8/2/01		J4(1)		32,772	D	N/A		4,366,885(2)(3)		I		See(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 2270 (7-96)

(Print or Type Responses)

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership Form of Derivative Securities Direct (D) or Indirect (i) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
On each of the transaction dates, a third party separate account of which Oaktree Capital Management, LLC ("Oaktree") was the investment manager which owned the number shares of common stock of the Issuer set forth opposite each transaction date terminated its investment management relationship with Oaktree. Commencing on such date, Oaktree no longer exercised any control over such shares of common stock of the Issuer and was not considered the beneficial owner of such shares of common stock of the Issuer.

(2)
Oaktree is a registered investment adviser under the Investment Advisers Act of 1940 and is (i) the general partner of the OCM High Yield Limited Partnership, which owns 172,058 shares of the common stock of the Issuer, (ii) the general partner of OCM High Yield Fund II, L.P. , which owns 830,385 shares of common stock of the Issuer, (iii) the investment manager of the OCM High Yield Trust, which owns 282,365 shares of common stock of the Issuer, and (iv) the investment manager of various third party separate accounts (the "Separate Accounts") which collectively own 3,082,077 shares of common stock of the Issuer (none of the Separate Accounts individually own in excess of 10% of the outstanding shares of the common stock of the Issuer). Except to the extent of its pecuniary interests therein, Oaktree disclaims beneficial ownership of these securities and the filing of this Form 5 shall not be construed as an admission that Oaktree is the beneficial owner of any securities covered by this Form 5.

(3)
Oaktree is a limited liability company, the members of which are Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, D. Richard Masson, Larry W. Keele, Stephen A. Kaplan, Russel S. Bernard, OCM Equity Participation Plan, L.P. and OCM Equity Participation Plan II, L.L.C. Each of such persons may be deemed a beneficial owner of the securities listed herein by virtue of such status as members of Oaktree. Except to the extent of their respective pecuniary interests therein, each such person disclaims beneficial ownership of the shares listed herein and the filing of this Form 5 shall not be construed as an admission that such person is the beneficial owner of any securities covered by this Form 5.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Oaktree Capital Management, LLC		February 13, 2002 Date

	By:	/s/ John B. Frank **Signature of Reporting Person
By: John B. Frank Title: Managing Director and General Counsel
Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see instruction 6 for procedures.